UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

RIM HOLDINGS INC.

 (Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

766713 10 1

 (CUSIP Number)

Michael K. Hair, President
Michael K. Hair, P.C.
7407 E. Ironwood Court
Scottsdale, Arizona 85258
480-443-9657

 (Names, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2004

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 pages

SCHEDULE 13D
CUSIP No.	766713 10 1

1.	Name of Reporting Person, I.R.S. Identification No. of above person Michael K. Hair, P.C.; 86-0758341

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 899,648 8. Shared Voting Power 0 9. Sole Dispositive Power 899,648 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 899,648

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person CO

Page 2 of 22 pages

Item 1.    Security and Issuer.

Common Stock

Rim Holdings Inc.
7579 E. Main Street, Suite 100
Scottsdale, Arizona 85251

Item 2.   Identity and Background.

(a)	Michael K. Hair, P.C., an Arizona professional corporation

(b)	7407 E. Ironwood Court
Scottsdale, Arizona 85258

(c)	Not applicable.

(d)	No.

(e)	No.

(f)	Not applicable.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Page 3 of 22 pages

Item 4.    Purpose of Transaction.

(a), (b), (c), (d) and (f):

On June 18, 2004, Michael K. Hair, P.C. ("MKHPC") sold 3,767,224 common stock shares of Rim Holdings, Inc. ("Rim") for $95,391 cash which it immediately transferred to Rim for the payment of certain of its debts. One-half of these shares were transferred to Best Development Company, Ltd. ("Best") and one-half to Mr. Jie Zhu. Best is affiliated with Eurofaith Holdings, Inc. ("Eurofaith") which previously had entered into and then terminated an agreement to sell Rim its 100% ownership in Starway Management Limited ("Starway"). In the Stock Purchase Agreement, Best and Mr. Zhu committed to MKHPC to co-operate in the future acquisition of Starway by Rim on terms similar to the prior agreement. This acquisition, however, has not been finalized.

(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
(i)	Not applicable.
(j)	Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)	899,648 shares equals 4.8% of the outstanding shares.
(b)	899,648 shares with sole voting and sole dispositive power.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

See Item 4, above.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1 - Stock Purchase Agreement with Best Development Company, Ltd.

Page 4 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL K. HAIR, P.C.

Date: June 25, 2004	By:	/s/ Michael K. Hair
Michael K. Hair, President

Page 5 of 22 pages

EXHIBIT 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into as of the 14th day of June, 2004 (the “Agreement”), by and among Christina M. Strauch, Michael K. Hair, P.C. and Robert H. Korndorffer, (collectively, the “Sellers) who are all stockholders of Rim Holdings, Inc., a Nevada corporation (the “Company”), on the one hand, and Best Development Company, Ltd., a British Virgin Islands international business company (the “Buyer”) on the other hand. Each of Christina M. Strauch, Michael K. Hair, P.C., Robert H. Korndorffer and the Buyer is referred to herein as a “Party,” and they are referred to collectively as “Parties.” The Company is party to this Agreement solely for the purpose of making certain representations and warranties.

W I T N E S S E T H:

WHEREAS, the Sellers collectively own and wish to sell to Buyer 8,888,224 shares (the “Shares”) of the common stock of the Company, which constitutes 50.1% of the total outstanding shares of common stock of the Company (after the redemption of 1,000,000 shares of common stock owned by Christina M. Strauch), and Buyer wishes to purchase from the Sellers the Shares (the “Sale”);

WHEREAS, the Sellers will, upon closing of this transaction, contribute all of the proceeds of the sale of the Shares to the Company in order for the Company to payoff all of its liabilities in exchange for promissory notes, the form of which is set forth herein as Exhibit “A” (the “Promissory Notes”).

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I

PURCHASE OF SHARES

      1.1    Incorporation of Recitals. The provisions and recitals set forth above are hereby referred to and incorporated herein and made a part of this Agreement by reference.

1.2   Purchase of Shares. Subject to the terms and conditions of this Agreement and the Escrow Agreement, on the Closing Date (as hereinafter defined) Buyer shall purchase 8,888,224 shares of the common stock of the Company and each of the Sellers shall sell to Buyer as follows:

(a)   Christina M. Strauch shall sell to Buyer 3,993,700 shares of common stock of the Company;

(b)   Robert H. Korndorffer shall sell to Buyer 1,126,300 shares of common stock of the Company; and

(c)   Michael K. Hair, P.C. shall sell to Buyer 3,768,124 shares of common stock of the Company.

Page 6 of 22 pages

1.3    Closing. The Closing shall take place no later than 3 days after the date of this Agreement (the “Closing Date”). Prior to the Closing Date, in addition to the delivers set forth in Article V hereof, (a) Buyer shall deposit $225,000 in the account of the Escrow Agent as set forth in the Escrow Agreement, a form of which is attached hereto as Exhibit “B” (the “Escrow Agreement”); (b) Sellers shall deliver to the Escrow Agent stock certificate(s) evidencing 8,888,224 shares of the Company’s common stock, constituting at least 50.1% (after the redemption of 1,000,000 shares of common stock owned by Christina M. Strauch) of the then outstanding shares of the Company’s common stock in the name of the Buyer and/or its designees (the “Shares Certificate”); and (c) Sellers shall handover the management rights of the Company to the Buyer in terms of all documents (minutes, resolutions, agreements and contracts), bank accounts, check books, common seals, memorandum and articles and amendments, and so forth). On the Closing Date, the Escrow Agent shall transfer the Shares Certificate to Buyer per Buyer’s instructions and shall deposit the $225,000, less wire transfer fees, as set forth in the Escrow Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer that now and/or as of the Closing:

2.1    Due Organization and Qualification; Subsidiaries; Due Authorization.

      (a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its respective business and properties and to carry on its respective business in the places and in the manner as presently conducted. The Company is in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any failure, which when taken together with all other failures, is not likely to have a material adverse effect on the business of the Company, taken as a whole.

(b)    Except for shares of Rimmer Computer, Inc., the Company does not have, and has never had, any subsidiaries and does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

(c)    The Company has all requisite corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. The Company has taken all corporate action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, moratoria or other similar laws affecting the enforcement of creditors’ rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought. This Agreement, the Actions, and the transactions contemplated hereby have been unanimously approved by the Board of Directors of the Company and by the holders of a majority of the outstanding shares of Common Stock of the Company.

Page 7 of 22 pages

2.2   No Conflicts or Defaults. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Certificate of Incorporation or By-laws of the Company or (b) with or without the giving of notice or the passage of time (i) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which the Company is a party or by which the Company is bound, or any judgment, order or decree, or any law, rule or regulation to which the Company is subject, (ii) result in the creation of, or give any party the right to create, any lien, charge, encumbrance or any other right or adverse interest (“Liens”) upon any of the assets of the Company, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any material agreement, arrangement or commitment to which the Company is a party or by which the Company’s assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

2.3   Capitalization. The authorized capital stock of the Company, on the Closing Date, shall be 10,000,000 shares of preferred stock, none of which is outstanding, and 20,000,000 shares of Common Stock, par value $0.001 per share, of which 18,740,967 (the “Company Shares”) shares are as of the date hereof, issued and outstanding. The Company has no issued and outstanding shares of preferred stock. All of the Company Shares are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive right of stockholders. The Company Shares are not, and those shares of Common Stock when issued in accordance with the terms hereof will not be, subject to any preemptive or subscription right. There is no outstanding voting trust agreement or other contract, agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling the Company to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for the common stock of the Company, nor has the Company, or any of its agents orally agreed to issue any of the foregoing, other than the Promissory Notes. There are no declared or accrued unpaid dividends with respect to any shares of the Company’s common stock. There are no agreements, written or oral, between the Company and any of their shareholders or among any Company shareholders relating to the acquisition (including without limitation rights of first refusal or preemptive rights), or disposition, or registration under the Securities Act or voting of the capital stock of the Company. There are no outstanding shares of Company Common Stock that are subject to vesting. The Company has no other capital stock authorized, issued or outstanding.

2.4   Financial Statements.

(a)   SEC Documents. The Company hereby makes reference to the following documents filed with the United States Securities and Exchange Commission (the “SEC”), as posted on the SEC’s website, www.sec.gov: (collectively, the “SEC Documents”): (a) Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, 2002, 2001 and 2000; (b) General Form For Registration of Securities Of Small Business Issuers on Form 10-SB12G as filed on July 17, 2000, and all amendments thereto; and (c) Quarterly Reports on Form 10-QSB for the periods ended December 31, 2000, 2001, 2002 and 2003, March 31, 2001, 2002, 2003 and 2004, and July 31, 2001, 2002 and 2003, and all amendments thereto. The SEC Documents constitute all of the documents and reports that the Company was required to file with the SEC pursuant to the Securities Exchange Act of 1934 (“Exchange Act”) and the rules and regulations promulgated thereunder by the SEC since the effectiveness of the Company’s Form 10-SB12G filed on July 17, 2000, as amended. The financial statements included in the SEC Documents include copies of the balance sheets of the Company at September 30, 2002 and 2003, and the related statements of operations and stockholders’ cash flows for the fiscal years then ended, including the notes thereto, as audited by Gary Hirth, CPA, independent accountants, and the balance sheet of the Company at March 31, 2004 and the related statements of operations and stockholders’ cash flows for the six-month period then ended prepared by the Company’s management (all such statements being referred to collectively as the “Company Existing Financial Statements”). All the Company Existing Financial Statements, together with the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout all periods presented. These Company Existing Financial Statements present fairly the financial position of the Company as of the dates and for the periods indicated. The books of account and other financial records of the Company have been maintained in accordance with good business practices.

Page 8 of 22 pages

              (b)   Since the date of the latest Company Existing Financial Statements (the “Most Recent Date”), except as set forth in Schedule 2.4 there has been no material adverse change in the condition, financial or otherwise, net worth, prospects or results of operations of the Company. Without limiting the foregoing, since the Most Recent Date:

                     (i)    the Company has not sold, leased, transferred or assigned any of their assets, tangible or intangible, other than in the ordinary course of business;

                    (ii)    the Company has not entered into any agreement, contract, commitment, lease or license (or series of related agreements, contracts, commitments, leases and licenses);

                    (iii)    no party (including the Company) has accelerated, terminated, modified or canceled any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) to which the Company is a Party or by which the Company or its assets are bound;

                    (iv)    the Company has not made any capital expenditure (or series of related capital expenditures) of whatever nature;

                    (v)    the Company has not made any capital investments in, any loans to, or any acquisitions of the securities or assets of any other Person (or a series of related capital investments, loans and acquisitions);

                    (vi)    the Company has not issued any notes, bonds or other debt securities, or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

                    (vii)    the Company has not canceled, compromised, waived or released any right or claim (or series of related rights and claims);

                    (viii)    the Company has not made any loans to, or entered into any other transactions with, any of their respective directors, officers, or employees; and

                    (ix)    the Company has committed to do any of the foregoing.

2.5    Further Financial Matters. The Company does not have any (a) assets of any kind or (b) liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, and which are not reflected in the Company Financial Statements.

Page 9 of 22 pages

2.6    Taxes. The Company has filed all United States federal, state, county, local and foreign, national, provincial and local returns and reports which were required to be filed on or prior to the Closing Date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value-added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, “Taxes”), and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefore have been established. All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by the Company, as the case may be, such judgments were reasonable under the circumstances) and complete in all material respects. The amount shown on the Company’s most recent balance sheet as provision for taxes is sufficient in all material respects to pay all accrued and unpaid federal, state, local and foreign taxes for the period then ended and all prior periods. No tax return or tax return liability of the Company has been audited or, presently under audit. The Company has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest). There are no claims pending or, to the knowledge of the Company, threatened, against the Company for past due Taxes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the Company, including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the Company and in the Financial Statements. The Company’s subsidiary, Rimmer Computer has a federal and a state tax lien for back taxes. All such amounts and penalties are set forth in the Company’s balance sheet.

        2.7    Indebtedness; Contracts; No Defaults.

(a)    Except for the Promissory Notes, the Company has no instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which the Company is a party, all of which will be extinguished shortly after the Closing.

(b)    Neither the Company, nor, to the Company’s knowledge, any other person or entity is in breach, or in default under any contract, agreement, arrangement, commitment or plan to which the Company is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a breach or default by the Company or, to the knowledge of the Company, any other person or entity. The Company has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

2.8    Real Property. The Company does not own or lease any real property. The Company’s subsidiary, Rimmer Computer leases real property for its operations.

2.9    Compliance.

(a)    The Company is not conducting its respective business or affairs in violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

Page 10 of 22 pages

(b)    The Company is in compliance with all applicable federal, state, local and foreign laws and regulations. There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened against the Company, and there are no past or present conditions that the Company has reason to believe are likely to give rise to any material liability or other obligations of the Company under any circumstances.

2.10   Permits and Licenses. The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its respective business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its respective business. The Company has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

2.11   Litigation.

(a)    There is no claim, dispute, action, suit, inquiry, proceeding or investigation pending or, to the knowledge of the Company, threatened, against or affecting the business of the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened, during the 12 month period preceding the date hereof;

(b)    There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or affecting the business of the Company; and

(c)    The Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

2.12   Insurance. The Company does not currently maintain any form of insurance. The Company’s subsidiary, Rimmer Computer carries insurance that is customary for its type of operations.

2.13    Certificate of Incorporation and By-laws; Minute Books. The copies of the Certificate of Incorporation and By-laws (or similar governing documents) of the Company, and all amendments to each are true, correct and complete. The minute books of the Company contain true and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof), or similar governing bodies, since the time of their respective organization. The stock books of the Company are true, correct and complete.

2.14    Employee Benefit Plans. The Company does not maintain, nor has the Company maintained in the past, any employee benefit plans (“as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees of the Company, former employees, their beneficiaries and dependents under which such employees, former employees, their beneficiaries and dependents are covered through an employment relationship with the Company, any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Internal Revenue Code of 1986 (the “Code”) (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time (“Benefit Plans”).

Page 11 of 22 pages

2.15    Patents; Trademarks and Intellectual Property Rights. The Company does not own or possess any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, Internet web site(s) or proprietary rights of any nature. The business conducted by the Company has not and will not cause the Company to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, mask-works, licenses, trade secrets, processes, data, know-how or other intellectual property rights of any other Person.

2.16    Brokers. The Company has not agreed to or incurred any obligation or other liability that could be claimed against the Company, Seller or Buyer or any other person for any finder’s fee, brokerage commission or similar payment.

2.17    Affiliate Transactions. Other than the Promissory Notes, neither the Company nor any officer, director or employee of the Company (or any of the relatives or Affiliates of any of the aforementioned Persons) is a party to any agreement, contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Company to any liability or obligation from and after the Closing Date.

2.18    Trading. The Company Common Stock is currently listed for trading on the OTC Bulletin Board (the “Bulletin Board”), and the Company has not received any notices that its common stock is subject to being delisted therefrom.

2.19    Compliance. The Company has complied with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”), and is current in its filings under the Exchange Act and the Securities Act.

2.20    Filings. To the knowledge of the Company, none of the filings made by the Company under the Securities Act or the Exchange Act make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

2.21    Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (“Governmental Entity”) is required by or with respect to the Company in connection with the execution and delivery of this Agreement and any related agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

2.22   Schedules. All lists or other statements, information or documents set forth in, attached to any Schedule provided pursuant to this Agreement or delivered hereunder shall be deemed to be representations and warranties by the Company with the same force and effect as if such lists, statements, information and documents were set forth herein. Any list, statement, document or any information set forth in, attached to any Schedule provided pursuant to this Agreement or delivered hereunder shall not be deemed to constitute disclosure for any other Schedule provided pursuant to this Agreement unless specific cross reference is made and shall survive after closing.

Page 12 of 22 pages

2.23   Environmental Matters. The Company has never: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable foreign, federal, state, or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws), but excluding office and janitorial supplies properly and safely maintained.

2.24   Representations and Warranties. The representations and warranties of the Company included in this Agreement and any list, statement, document or information set forth in, attached to any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made and shall survive after closing as set forth herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

      Each of the Sellers represents and warrants to the Company that now and/or as of the Closing:

3.1    Authority Relative to this Agreement. Each of the Sellers has the requisite power and/or authority to enter into this Agreement and carry out his/her obligations hereunder. This Agreement has been duly and validly executed and delivered by each of the Sellers and constitutes a valid and binding obligation of each of the Sellers, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

3.2   Ownership and Title of Shares Sold. Each of the Sellers represent respectively that:

      (a)    Each of Christina M. Strauch, Robert H. Kordorffer and Michael K. Hair owns 4,993,700, 1,126,300 and 4,667,872 shares, respectively, of the Company’s common stock.

      (b)   As of the Closing Date, each of the Sellers will own and will have good and marketable title to, and sole record and legal ownership of, the Shares, free and clear of any and all liens, security interests, pledges, mortgages, charges, limitations, claims, restrictions, rights of first refusal, rights of first offer, rights of first negotiation or other encumbrances of any kind or nature whatsoever (collectively, "Encumbrances").

               (c)    Upon consummation of the Closing, without exception, Buyer will acquire from Seller legal and beneficial ownership of, and good and marketable title to the Shares to be sold to Buyer by each of the Sellers, free and clear of all Encumbrances.

Page 13 of 22 pages

      3.3   No Conflicts or Defaults. The execution and delivery of this Agreement by, each of the Sellers and the consummation of the transactions contemplated hereby do not and shall not with or without the giving of notice or the passage of time, violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, permit or license to which Seller is a party or by which the Sellers are bound.

ARTICLE IV

INDEMNIFICATION

     4.1    Indemnity by the Company and Christina M. Strauch.

            (a)    The Company and Christina M. Strauch, an individual, agree to defend, indemnify and hold harmless the Buyer or and their respective officers, directors, shareholders, attorneys and other agents (“Indemnitiees”), from and against, and to reimburse, the Indemnitiees, with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys’ fees and disbursements (collectively the “Losses”) asserted against or incurred by each or any of them by reason of, arising out of, or in connection with: (i) any liabilities of the Company which have not been disclosed or otherwise reflected in this Agreement or in any document or certificate delivered by or on behalf of the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby arising out of facts existing prior to or as of the Closing; (ii) any material breach of any representation or warranty contained in this Agreement or in any document or certificate delivered by or on behalf of the Company; (iii) any fraudulent or negligent acts or statements made by the Company to Buyer in connection with this Agreement or in connection with the transactions contemplated thereby; and (iv) any failure by the Company to perform any of its respective covenants, agreements, or obligations in this Agreement or any related document.

            (b)    No indemnification payments pursuant to this Agreement shall be made by the Company or Christina M. Strauch to:

                  (i)    indemnify or advance costs to an Indemnitee with respect to proceedings initiated or brought voluntarily by an Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other statute or law or otherwise as required under applicable law;

                  (ii)    indemnify an Indemnitee for any costs resulting from an Indemnitee’s conduct which is finally adjudged by a court of competent jurisdiction to have been willful misconduct or knowingly fraudulent or deliberately dishonest or to have resulted in an improper personal benefit in money, property or services to the Indemnitee; or

                  (iii)    indemnify an Indemnitee if a court of competent jurisdiction shall finally determine that such payment is unlawful.

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    4.2    Indemnification Procedure.

           (a)   A Party (an “Indemnified Party”) seeking indemnification shall give prompt written notice to the other Party (the “Indemnifying Party”) of any claim for indemnification arising under this Article 4. After the notice required by Article 4, if the Indemnifying Party undertakes to use his best endeavors to defend any such claim, then the Indemnifying Party shall be entitled, if it so elects, to take control of the defense and investigation with respect to such claim and to employ and engage attorneys of its own choice to handle and defend the same, at the Indemnifying Party’s reasonable cost, risk and expense, upon written notice to the Indemnified Party of such election, which notice acknowledges the Indemnifying Party’s obligation to provide indemnification hereunder. The Indemnifying Party shall not settle any third-party claim that is the subject of indemnification without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnifying Party may settle a claim without the Indemnified Party’s consent if such settlement (i) makes no admission or acknowledgment of any liability or culpability with respect to the Indemnified Party, (ii) includes a complete release of the Indemnified Party and (iii) does not require the Indemnified Party to make any payment or forego or take any action. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnified Party’s name of appropriate cross claims and counter-claims). The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such lawsuit or action controlled by the Indemnifying Party and any appeal arising therefrom.

            (b)    If, after receipt of a claim notice pursuant to Article 4, the Indemnifying Party does not undertake to defend any such claim, the Indemnified Party may, but shall have no obligation to, contest any lawsuit or action with respect to such claim and the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party (including, without limitation, the settlement thereof without the prior written consent of the Indemnifying Party). If there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, the Indemnified Party shall have the right to assume the defense of the lawsuit or action; provided, however, that the Indemnified Party may not settle such lawsuit or action without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

            (c)   At any time after the commencement of defense of any lawsuit or action, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise in full settlement by the Indemnifying Party of such claim, whereupon such action shall be taken unless the Indemnified Party determines that the contest should be continued and so notifies the Indemnifying Party in writing within 15 days of such request from the Indemnifying Party. If the Indemnified Party determines that the contest should be continued, the Indemnifying Party shall be liable hereunder only to the extent of the lesser of (i) the amount which the other party(ies) to the contested claim had agreed to accept in payment or compromise as of the time the Indemnifying Party made its request therefore to the Indemnified Party or (ii) such amount for which the Indemnifying Party may be liable with respect to such claim by reason of the provisions hereof.

ARTICLE V

DELIVERIES

    5.1    Items to be delivered to Buyer prior to or at the Closing by the Seller or the Company.

           (a)  Full and complete responses to the due diligence request list of Buyer including but not limited to the following:

               (i)    articles of incorporation and amendments thereto, by-laws and amendments thereto, certificate of good standing in the Company’s state of incorporation;

               (ii)    all minutes and resolutions of the board of directors and of the shareholders (and meetings of shareholders) in possession of the Company;

               (iii)    shareholder list of the Company;

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               (iv)    all financial statements and tax returns in possession of the Company;

               (v)    all applicable schedules hereto;

         (b)   Letters of resignation from the Company’s current officers and directors to be effective upon Closing and confirming that they have no claim against the Company in respect of any outstanding remuneration or fees of whatever nature to be effective upon closing and after the appointments described in this section;

           (c)  Any other document reasonably requested by Buyer that Buyer deems necessary for the consummation of this transaction

           (d)   A copy of the Redemption Agreement evidencing that Rimmer Computer, Inc., the wholly-owned Company subsidiary ("Rimmer"), will be sold to Christina M. Strauch for no less than 1,000,000 shares of the common stock of the Company.

           (e)   An Agreement of Indemnification by Christina M. Strauch personally indemnifying Buyer for the Company’s warranty and covenant that, all of the debts and liabilities owed by the Company shall be paid off.

    5.2    Items to be delivered to the Sellers prior to or at Closing by Buyer.

         (a)   All applicable exhibits and schedules hereto;

        (b)  Financial statements of Starway Management Ltd., a British Virgin Islands corporation (“Starway”);

        (c)  any other document reasonably requested by the Sellers that it deems necessary for the consummation of this transaction.

ARTICLE VI

COVENANTS
    6.1    Seller Covenants.

        (a)  Sellers shall contribute all of the proceeds of the sale of the Shares to the Company in exchange for the Promissory Notes and shall cause the Company to pay off all of the Company and its subsidiaries’outstanding liabilities.

          (b)   Christina M. Strauch and Robert H. Kordorffer shall cooperate with the designees of Buyer with: (i) filing the necessary documents with the SEC and the Nevada Secretary of State in order to effect a 1 for 20 reverse stock split of the common stock of the Company and to effect a name change as determined by the Buyer; (ii) appoint designees of the Buyer as members of the board of directors or officers of the Company and to promptly resign when requested by the Buyer as a member of the board of directors or officer of the Company; (iii) the purchase by the Company of the shares of Starway.

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          (c)   Sellers shall assist in any way to ensure that the shares of the Company’s common stock shall continue to be listed on the Over-the-Counter Bulletin Board, and to notify the Buyer if the Company receives any notification (either oral or written) materially adversely effecting such status.

          (d)   Christina M. Strauch covenants to sell back to the Company 1,000,000 shares of the Company’s common stock in exchange for all of the stock of the Company’s subsidiary, Rimmer Computer and the assumption of all of the liabilities of Rimmer Computer.

    6.2    Buyer Covenants.

         (a)  Buyer shall cooperate with the Company and the Sellers in the purchase by the Company of the shares of Starway.

    6.3    Company Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, the Company agrees to carry on the Company’s business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay the debts and Taxes of the Company when due, to pay or perform other obligations when due, and, to the extent consistent with such business, use their commercially reasonable efforts consistent with past practice and policies to preserve intact the Company’s present business organizations, keep available the services of the Company’s present officers and key employees and preserve the Company’s relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired the Company’s goodwill and ongoing businesses at the Closing Date. The Company shall promptly notify Buyer of any event or occurrence or emergency not in the ordinary course of business of the Company and any material event involving the Company. Specifically, the Company shall not, without the prior written consent of Buyer:

          (a)   declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of the capital stock of the Company (or options, warrants or other rights exercisable therefore);

          (b)   issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue or purchase any such shares or other convertible securities, or accelerate the vesting of any stock options.

          (c)   cause or permit any amendments to its Articles of Incorporation or Bylaws except to the extent required to comply with applicable law or to effect a 1 for 20 reverse stock split;

          (d)   acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company’s business other than the acquisition of Starway;

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          (e)   sell, lease, license or otherwise dispose or agree to do the same with respect to any of its material properties or assets;

          (f)   incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, unless loans are incurred to cover costs to close this agreement.

          (g)   grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan agreement;

          (h)   grant any severance or termination pay (i) to any director or officer or (ii) to any other employee;

          (i)   adopt any employee benefit plan, or enter into any employment contract, pay or agree to pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in connection with the regularly scheduled performance reviews of individual employees;

          (j)   revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (k)   make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (l)   enter into any agreement, contract, or commitment;

          (m)   change its methods of accounting or change its fiscal year; or

          (n)   take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (m) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder, or any other action not in the ordinary course of the Company’s business and consistent with past practice.

          In addition, the Company covenants to purchase 100% of the shares of Starway from Eurofaith Holdings, Limited after the Closing Date and will engage in a 1 for 20 reverse stock split. These two covenants shall survive the Closing Date until the closing of the purchase of the shares of Starway and the 1 for 20 reverse stock split is complete.

ARTICLE VII

TERMINATION

    7.1    Termination. This Agreement may be, terminated:

        (a)  at any time before, or at, Closing by the mutual written agreement of Buyer and two out of the three Sellers;

        (b)  at Closing, by a Party if any provision (including, but not limited to, the representations and warranties) of this Agreement that is applicable to or required to be performed by the other Party shall be materially untrue or fail to be accomplished;

        (c)  Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each Party shall bear all costs and expenses as that Party has incurred.

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ARTICLE VIII

MISCELLANEOUS

    8.1    Survival of Representations, Warranties and Agreements. All representations, warranties and statements made by a Party to in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date. Each of the Parties hereto is executing and carrying out the provisions of this Agreement in reliance upon the representations, warranties and covenants and agreements contained in this agreement or at the closing of the transactions herein provided for and not upon any investigation which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other Party or any other person other than as specifically set forth herein.

    8.2    Access to Books and Records. During the course of this transaction through Closing, each Party agrees to make available for inspection all corporate books, records and assets, and otherwise afford to each other and their respective representatives, reasonable access to all documentation and other information concerning the business, financial and legal conditions of each other for the purpose of conducting a due diligence investigation thereof. Such due diligence investigation shall be for the purpose of satisfying each Party as to the business, financial and legal condition of each other for the purpose of determining the desirability of consummating the proposed transaction. The Parties further agree to keep confidential and not use for their own benefit, except in accordance with this Agreement any information or documentation obtained in connection with any such investigation.

    8.3    Further Assurances. If, at any time after the Closing, the Parties hereby mutually agree that any further deeds, assignments or assurances in law or that any other things are necessary, desirable or proper to complete the transactions contemplated hereby in accordance with the terms of this agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the Parties hereto, the Parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the Parties are fully authorized to take any and all such action.

    8.4    Notice. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the Party for whom intended, as follows, or to such other address or facsimile number as may be furnished by that Party by notice in the manner provided herein:

         If to the Company:

            Rim Holdings, Inc.
                7579 E. Main Street, Suite 600
                Scottsdale, AZ 85251
            Attn: Christina M. Strauch, President

         If to Buyer:

                Best Development Company Ltd.
                22/F Morrison Commercial Building
                31 Morrison Hill Road
                Wan Chai, Hong Kong
                China
                Attn: Stellyn Sim

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    8.5    Entire Agreement. This Agreement, the Exhibits and Schedules hereto and any instruments and agreements to be executed pursuant to this Agreement, set forth the entire understanding of the Parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the Parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

    8.6    Successors and Assigns. This Agreement shall be binding upon, enforceable against and inure to the benefit of, the Parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. This Agreement may not be assigned by any Party hereto except with the prior written consent of the other Parties, which consent shall not be unreasonably withheld.

    8.7    Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Arizona, USA that are applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.
8.8Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    8.9    Construction. Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement. The Schedules hereto are hereby incorporated herein by reference and made a part of this Agreement. As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

    8.10   Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

    8.11    Arbitration. Any controversy arising out of, connected to, or relating to any matters herein of the transactions with the Parties hereto on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of federal and/or state securities laws, banking statutes, consumer protection statutes, federal and/or state anti-racketeering (e.g. RICO) claims as well as any common law claims and any state law claims of fraud, negligence, negligent misrepresentations, and/or conversion, or the laws of any territory, country or jurisdiction, shall be settled by arbitration; and in accordance with this paragraph any judgment on the arbitrator’s award may be entered in any court having jurisdiction thereof. In the event of such a dispute, each party agrees to arbitration conducted through the auspices of American Arbitration Association. Venue for any action shall lie in Maricopa County, Arizona, USA.

    8.12    Reporting Requirements. The Company will file such reports as required under the Exchange Act for such matters as required under such Exchange Act as well as any applicable state securities commissions.

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    8.13    Confidentiality; Public Disclosure. Each of the parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement shall be treated as confidential and not be disclosed to third parties who are not agents of one of the Parties to this Agreement.

    8.14    Notification of Certain Matters. Each Party shall give prompt notice to the other of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate and (ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the party receiving such notice. Further, disclosure pursuant to this Section shall not be deemed to amend or supplement the Schedules hereto or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

    8.15    Currency. The parties hereto agree that all monetary amounts set forth herein are referenced in United States dollars, unless otherwise stated.

    8.16    Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.17    Counterparts. This Agreement may be executed in counterparts and by facsimile signatures. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof. All such counterparts shall together constitute one and the same instrument.

[Signatures to Follow]

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    IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the date first set forth above.

SELLERS:

/s/ Christina M. Strauch
Christina M. Strauch

/s/ Robert H. Korndorffer
Robert H. Korndorffer

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair
Michael K. Hair
Title: President

BUYER:

Best Development Company, Ltd.,
a British Virgin Islands international business company

By:	/s/ Li Shilong
Li Shilong
Sole Director

COMPANY:

RIM HOLDINGS INC.
a Nevada corporation

By:	/s/ Christina M. Strauch
Christina M. Strauch
President

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